SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No.2)*

                           Duck Head Apparel Company, Inc.
          ____________________________________________________________
                                (Name of Issuer)

                     Common Stock, $0.01 per share par value
          ____________________________________________________________
                         (Title of Class of Securities)

                                   26410P 10 3
                              _____________________
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement _______

     A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







SEC 1745 (5-87)


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
 CUSIP No.   26410P 10 3                 13G                 Page 2 of 5  Pages

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    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           REICH & TANG ASSET MANAGEMENT, LLC
           13-4163687
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                   ----------                      ----------
                           (a)                            (b)

                                   ----------                      ----------

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    3      SEC USE ONLY




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    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE


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                  5     SOLE VOTING POWER

                                        0
   NUMBER OF
   SHARES            --------------------------------------------
   BENEFICIALLY      --------------------------------------------
   OWNED BY
   EACH           6     SHARED VOTING POWER
   REPORTING
   PERSON                              0
   WITH
                     --------------------------------------------
                     --------------------------------------------
                   7     SOLE DISPOSITIVE POWER

                                        0

                     --------------------------------------------
                     --------------------------------------------
                   8     SHARED DISPOSITIVE POWER

                                       0

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    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       0

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    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES



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    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                      0%

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    12     TYPE OF REPORTING PERSON*

                                       IA

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1 (a). Name of Issuer

     The name of the issuer, to whose class of equity security this Schedule is Delta Apparel, Inc.

Item 1 (b). Address of Issuer's Principal Executive Offices

The address of the Issuer's principal offices is 1020 Barrow Industrial Pkwy, Winder, Georgia 30680

Item 2 (a). Name of Person Filing

     The person filing this Schedule is Reich & Tang Asset Management L.P. (the "Reporting Person")


Item 2 (b). Address of Principal Business Office or, if None, Residence

     The principal business address of the Reporting Person is 600 Fifth Avenue, New York, NY 10020.


Item 2 (c). Citizenship

     The Reporting Person is a United States citizen.


Item 2 (d). Title of Class of Securities

     The class of equity security to which this schedule relates is the Issuer's Common Stock, par value $0.01 (the "Common Stock").


Item 2 (e). CUSIP No.

     The CUSIP number assigned to the Common Stock is 26410P 10 3

Item 3. If this statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b), Check Whether the Person Filing is a

     Reich & Tang Asset Management, LLC is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.


Item 4. Ownership

     The shares of the Common Stock owned beneficially owned by Reich & Tang Asset Management,LLC and covered by this Schedule amount to 0 shares, constituting 0% of the outstanding shares of the Common Stock. Reich & Tang Asset Management, LLC has the shared power to vote and direct the vote for 0 shares of Common Stock and to dispose of or direct the disposition of 0 shares of Common Stock.


Item 5. Ownership of Five Percent or Less of a Class

     This statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be a beneficial owner of more than 5% of the class of securities.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

     Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     Not applicable.


Item 8. Identification and Classification of Members of Group

     Not applicable.


Item 9. Notice of Dissolution of Group

     Not applicable.

CERTIFICATION


     The undersigned certifies that to his/her best belief and knowledge, the securities reported herein were acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer or such securities and were not acquired in connection with or as a participant in any transaction having such purpose of effect.


February 15, 2002

REICH & TANG ASSET MANAGEMENT, LLC



BY /s/Michael D. Appleton
   Michael D. Appleton
   Vice Presisent
   Reich & Tang Asset Management, LLC

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